

September 1, 2011

<u>Via E-mail</u>
Mr. David G. Ellen
General Counsel
CSC Holdings, LLC
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York 11714

> **Re: CSC Holdings, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-09046**
> **Cablevision Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-14764**
> **Filed February 16, 2011**

Dear Mr. Ellen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Sent via E-mail</u>
    John Mead, Esq.
    Sullivan & Cromwell LLP